Related-Party Transaction – 01/18

Notice about Related-Party Transaction

     Companhia Paranaense de Energia – Copel, a company that generates, transmits, distributes and sells power, with shares listed on the NYSE (ELPVY, ELP), the B3 (CPLE3, CPLE5, CPLE6) and the LATIBEX (XCOP), pursuant to CVM Instruction 480, of December 7, 2009, hereby informs its shareholders and the market in general of the following related-party transaction, entered into on January 31, 2018:

Name of Related Parties	Usina Elétrica a Gás de Araucária Ltda. – UEG Araucária e Petróleo Brasileiro S.A – Petrobras.

UEG Araucária is a private-law legal entity, incorporated as a limited-liability company, owned by Copel, which holds 20% of the capital stock; Copel Geração e Transmissão, which holds 60% of the capital stock; and Petrobras, which holds 20% of the capital stock.
Relationship with the Company

Transaction Date	January 31, 2018.

The agreement for the purchase and sale of natural gas in the interruptible mode for generation of thermoelectric energy.
Purpose of the Agreement

Effective period: on February 1, 2018 until December 31, 2018. Maximum daily volume up to 2,190,000 Nm³ / day.
Main Terms and Conditions

Information about the participation of the counterparty, its partners or management in the Company’s decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation

The counterparty did not participate in the Company’s decision-making process.

Araucária TPP (a plant owned and operated by UEG Araucária) does not have Energy Commercialization Agreements related to the sale of generated energy, operating as a Merchant. This means that it is called upon to generate energy by the National System Operator (ONS) when the Marginal Cost of Operation (CMO) exceeds the Unit Variable Cost (CVU) of the plant.

Araucária TPP’s operation is, therefore, determined

Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:

Related-Party Transaction – 01/18

by the merit order of its costs or request by the ONS.

In light of this, the Company’s management considers that the transaction was conducted on an arm’s length basis and envisages appropriate compensatory payment.

Curitiba, March 02, 2018.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 2, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.